

May 1, 2012

Via E-mail
Wilfred Chow
Chief Financial Officer
SearchMedia Holdings Limited
Floor 13, Central Modern Building
468 Xinhui Road
Shanghai, China 200060

  Re: **SearchMedia Holdings Limited**
    Form 20-F for the fiscal year ended December 31, 2010
    Filed June 30, 2011
    Response dated April 24, 2012
    File No. 333-158336

Dear Mr. Chow:

  We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comment, we may have additional comments.

Form 20-F for the Fiscal Year Ending December 31, 2010

Risk Factors, page 6

Risk Related to Our Business and Operations, page 6

1. Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over the entirety of your corporate chops, seals or other controlling non-tangible assets and the listed legal representatives authorized to sign with the chops for applicable entity. Disclose which individuals hold these items and who maintains control over the use of any corporate chops in each instance. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Joshua Weingard
        Corporate Counsel